UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-SA

[X] SEMIANNUAL REPORT PURSUANT TO REGULATION A
 or
[   ] SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended:
June 30, 2020

Juva Life Inc.
(Exact name of issuer as specified in its charter)

British Columbia, Canada
(State or other jurisdiction of incorporation or organization)

N/A
(I.R.S. Employer Identification Number)

Suite 1400 885 West Georgia Street, Vancouver, BC V6C 3E8
(Full mailing address of principal executive offices)

833-333-5882
(Issuer’s telephone number, including area code)

Item 1.   MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Semiannual Report on Form 1-SA (this “Semiannual Report”) contains forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Such forward-looking statements include statements regarding, among others, (a) our growth strategies, (b) our future financing plans, and (c) our anticipated needs for working capital. Forward-looking statements, which involve assumptions and describe our future plans, strategies, and expectations, are generally identifiable by use of the words “may,” “will,” “should,” “expect,” “anticipate,” “approximate,” “estimate,” “believe,” “intend,” “plan,” “budget,” “could,” “forecast,” “might,” “predict,” “shall” or “project,” or the negative of these words or other variations on these words or comparable terminology. This information may involve known and unknown risks, uncertainties, and other factors that may cause our actual results, performance, or achievements to be materially different from the future results, performance, or achievements expressed or implied by any forward-looking statements. These statements may be found in this Semiannual Report.

The financial statements included herein should be read in conjunction with the audited financial statements and related notes for the fiscal year ended December 31, 2019, contained in the Company’s Annual Report on Form 1-K, as filed with the Securities and Exchange Commission on April 24, 2020.

Forward-looking statements are based on our current expectations and assumptions regarding our business, potential target businesses, the economy and other future conditions. Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by the forward-looking statements as a result of various factors, including, without limitation, changes in local, regional, national or global political, economic, business, competitive, market (supply and demand) and regulatory conditions.

We caution you therefore that you should not rely on any of these forward-looking statements as statements of historical fact or as guarantees or assurances of future performance. All forward-looking statements speak only as of the date of this Semiannual Report. We undertake no obligation to update any forward-looking statements or other information contained herein.

Overview

Juva Life Inc. (the “Company”) was incorporated under the laws of British Columbia on April 3, 2019.  The principal business of the Company is to acquire, own, and operate various cannabis businesses in the State of California.

The Company operates in the medical and recreational cannabis sectors in the State of California.  While some states in the United States, including California, have authorized the use and sale of marijuana, it remains illegal under U.S. federal law, and the approach to enforcement of U.S. federal laws against marijuana is subject to change.  Because the Company engages in marijuana-related activities in the U.S., it assumes certain risks relating to conflicting state and federal laws.  The federal laws relating to marijuana could be enforced at any time and this would put the Company at risk of being prosecuted and having its assets seized.

Results of Operations for the Six Months Ended June 30, 2020 and June 30, 2019

Sales, Cost of Goods Sold, and Gross Profit

	For the six months ended June 30, 2020	For the six months ended June 30, 2019

Sales	$229,215	$-
Cost of goods sold	130,731	-
Gross profit	98,484	-

Sales during the six months ended June 30, 2020 increased to $229,215 compared to $Nil for the six months ended June 30, 2019. Cost of goods sold and Gross profit increased to $130,731 and $98,484, respectively, compared to $Nil during the comparative period.  Such increases are a direct result of the Company’s commencing formal operations of its online delivery business during the six months ended June 30, 2020.

Operating Expenses

Total operating expenses were $4,245,888 during the six months ended June 30, 2020 compared to $2,322,717 for the six months ended June 30, 2019.  Such increase in operating expenses during the six months ended June 30, 2020 is primarily due to an increase in share-based payments which were recognized on the granting of warrants, RSUs, and stock options to directors, officers, and consultants, an increase in salaries and benefits expenses, an increase in office and administration expenses as a result of the Company’s becoming operational, and an increase in professional fees incurred in connection with the Company’s Regulation A, Tier 2 offering.

	For the six months ended June 30, 2020	For the six months ended June 30, 2019

Operating Expenses
Consulting fees	-	53,338
Rent	130,187	21,778
Professional fees	459,531	311,063
Salaries and benefits	826,044	597,251
Marketing and promotion	101,289	160,741
Interest expense on lease liabilities	199,388	219,316
Depreciation	381,401	358,412
Permits	50,443	40,358
Share-based payments	1,576,810	454,343
Transfer agent fees	102,169	-
Office and administration	418,626	106,117
Total Operating Expenses	4,245,888	2,322,717

Other Items

The Company recognized a fair value loss on the valuation of the warrant liability of $530,861 during the six months ended June 30, 2020, as compared to a fair value gain of $110,507 during the six months ended June 30, 2019. The Company also reported an impairment of intangibles of $67,014 pertaining to lease rights, an abandoned construction expense of $7,221, and a foreign exchange loss of $69,896 due to fluctuations between the Canadian and US dollars during the six months ended June 30, 2020.

Net Loss

As a result of all of the above, during the six months ended June 30, 2020, the Company reported a net loss of $4,822,396 compared to a net loss of $2,212,210 for the six months ended June 30, 2019.

COVID-19

In March 2020 the World Health Organization declared coronavirus COVID-19 a global pandemic. This contagious disease outbreak, which has continued to spread, and any related adverse public health developments, has adversely affected workforces, economies, and financial markets globally, potentially leading to an economic downturn. It is not possible for the Company to predict the duration or magnitude of the adverse results of the outbreak and its effects on the Company’s business or results of operations at this time. There is no guarantee that our revenues will grow (or remain at similar levels) in the next two quarters of 2020. Depending on conditions, we may have to review our assumptions which may result in adjustments in 2020. Additionally, if COVID-19 continues to negatively affect business conditions around the globe and in key markets, we may need to adjust our operations during the year.

Liquidity and Capital Resources

Cash and Working Capital

The Company does not currently generate sufficient cash from operations to fund business activities. Our generation of cash from operations formally commenced in 2020 with the Company’s online retail delivery business. The Company has financed its activities to date by raising equity capital from private placements and the Regulation A, Tier 2 offering. The Company may encounter difficulty sourcing future financing.

The Company had cash of $8,822,359 as of June 30, 2020, as compared to $1,276,143 as of December 31, 2019, and working capital of $6,692,627 as of June 30, 2020, as compared to $47,139 as of December 31, 2019 (not including the warrant liability). The Company recognized warrant liability of $4,481,889 as of June 30, 2020, as compared to $3,951,028 as of December 31, 2019.

Private Placements and Regulation A Offering

On April 17, 2019, the Company issued 1,542,867 units at a price of CDN $0.35 per unit for gross proceeds of CDN $540,003 (USD $400,376) pursuant to a private placement offering.  The units are comprised of one common share and one-half of one common share purchase warrant.  Each warrant is exercisable at CDN $0.60 for a period of 18 months.  In connection with this financing, the Company paid finders’ fees of 7% on a portion of the gross proceeds and issued 68,285 finders’ warrants, with each warrant entitling the holder to purchase one common share of the Company at a price of CDN $0.60 for a period of 18 months after issuance.

On July 11, 2019, the Company issued 4,251,964 units at a price of CDN $0.35 per unit for gross proceeds of $1,488,187 (USD $1,124,031) pursuant to a private placement offering in Canada.  The units are comprised of one common share and one-half of one common share purchase warrant.  Each warrant is exercisable at CDN $0.60 for a period of 18 months.  In connection with this financing, the Company paid finders’ fees of 7% on a portion of the gross proceeds and issued 90,125 finders’ warrants, with each warrant entitling the holder to purchase one common share of the Company at a price of CDN $0.60 for a period of 18 months after issuance.

During the six months ended June 30, 2020, the Company issued 36,198,782 units at a price of $0.50 per unit for gross proceeds of $18,099,391 in connection with its Regulation A, Tier 2 offering.  Each unit is comprised of one common share and one-half of a common share purchase warrant.  Each whole warrant is exercisable for a period of 18 months at an exercise price of $0.75 per share.  As of June 30, 2020, $224,318 was held in trust under the Regulation A, Tier 2 offering. The Company terminated the Regulation A, Tier 2 offering effective May 31, 2020.

Other Capital Resources

The Company defines the capital that it manages as its shareholders’ equity.

The Company’s objective when managing capital is to maintain corporate and administrative functions necessary to support the Company’s operations and corporate functions, and to seek out and acquire new projects of merit. The Company manages its capital structure in a manner that provides sufficient funding for operational and capital expenditure activities.  Funds are secured, when necessary, through debt funding or equity capital raised by means of private placements.  There can be no assurances that the Company will be able to obtain debt or equity capital in the case of working capital deficits.

The Company does not pay dividends and has no long-term debt or bank credit facility. The Company is not subject to any externally imposed capital requirements.

If additional funds are required, the Company plans to raise additional capital primarily through the private placement of its equity securities.  Under such circumstances, there is no assurance that the Company will be able to obtain further funds required for the Company’s continued working capital requirements.

Going Concern

Our financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Our ability to continue as a going concern is contingent upon our ability to raise additional capital as required. During the period from June 29, 2018 (inception of Juva USA) through June 30, 2020, we had an accumulated deficit of $17,172,484. Currently, we intend to finance our operations through equity and debt financings and revenues from operations.

We have not generated significant sales to date.  We have primarily funded operations with capital raised from private placements and a Tier 2 offering pursuant to the Regulation A exemption from registration under the Securities Act.

We continually evaluate our plan of operations to determine the manner in which we can most effectively utilize our limited cash resources. The timing of completion of any aspect of our plan of operations is highly dependent upon the availability of cash to implement that aspect of the plan and other factors beyond our control. There is no assurance that we will successfully obtain the required capital or revenues, or, if obtained, that the amounts will be sufficient to fund our ongoing operations.

These circumstances raise substantial doubt on our ability to continue as a going concern. Our financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might result from this uncertainty.

Capital Expenditures

The Company’s operating subsidiary, Juva Life, Inc., has contractual obligations for capital expenditures in the amount of $200,000 and projected capital expenditures of $10,000,000 to complete the construction of its facilities in California, and we expect to use the proceeds from the Regulation A, Tier 2 Offering and past and future private placements to fulfill such commitments.

Contractual Obligations, Commitments and Contingencies

The Company has entered into the following agreements:

The commercial premises from which the Company carries out its operations are leased from multiple groups, some of which are related parties.  These lease agreements are classified as operating leases since there is no transfer of risks and rewards inherent to ownership. The minimum rent payable under the leases as of June 30, 2020 are as follows:
Total
Within one year	$1,037,472
Between two and five years	2,119,415
$3,156,887

 Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements.

Trend Information

Because we are still in the startup phase and have only recently commenced operations, we are unable to identify any significant recent trends in revenues or expenses, and we are unable to identify any known trends, uncertainties, demands, commitments or events involving our business that are reasonably likely to have a material effect on our revenues, income from operations, profitability, liquidity or capital resources, or that would cause reported financial information to not be indicative of future operating results or financial condition.

Item 2. Other Information
There were no events that required disclosure under Form 1-U during the first six months of 2020.

Item 3. Financial Statements

Juva Life Inc.
Condensed Consolidated Interim Statements of Financial Position
(Unaudited – Prepared by management)
(Expressed in US dollars)

	Note	June 30, 2020	December 31, 2019

ASSETS

Current assets
Cash		$8,822,359	$1,276,143
Cash held in trust	5	224,318	-
Accounts receivable		37,405	4,905
Inventory		67,357	-
Other receivables	6	181,175	181,175
Prepaid expenses		172,766	71,871
Total current assets		9,505,380	1,534,094

Non-current assets
Deposits	9	77,065	76,315
Property and equipment	7	7,735,582	2,500,151
Intangible assets	8	16,527	83,541
Right of use assets	13	2,063,617	2,422,029
Total non-current assets		9,892,791	5,082,036
Total assets		19,398,171	6,616,130

LIABILITIES
Accounts payable and accrued liabilities	9	1,775,275	515,001
Warrant liability	10	4,481,889	3,951,028
Current portion of lease liabilities	13	1,037,478	971,954
		7,294,642	5,437,983

Non-current liability
Lease liabilities	13	1,467,710	1,795,109
		8,762,352	7,233,092

SHAREHOLDERS’ EQUITY (DEFICIENCY)
Share capital	5	24,305,333	6,433,175
Share proceeds receivable	5	(770,677)	(770,677)
Share subscriptions received in advance	5	-	3,472,174
Reserves	5	4,258,158	2,681,348
Other comprehensive loss		15,489	(82,894)
Deficit		(17,172,484)	(12,350,088)
Total shareholders’ equity (deficiency)		10,653,819	(616,962)
Total liabilities and shareholders’ equity		$19,398,171	$6,616,130

Juva Life Inc.
Condensed Consolidated Interim Statements of Loss and Comprehensive Loss
(Unaudited – Prepared by management)
(Expressed in US dollars)

	Note	For the three months ended June 30, 2020	For the three months ended June 30, 2019	For the six months ended June 30, 2020	For the six months ended June 30, 2019

Sales		$187,609	$-	$229,215	$-
Cost of goods sold		110,830	-	130,731	-
Gross profit		76,779	-	98,484	-

Expenses
Consulting fees		-	26,219	-	53,338
Rent	9	101,050	13,950	130,187	21,778
Professional fees		235,697	156,252	459,531	311,063
Salaries and benefits	9	420,922	308,714	826,044	597,251
Marketing and promotion		64,101	64,420	101,289	160,741
Interest expense on lease liabilities	13	97,351	108,259	199,388	219,316
Depreciation	7,13	192,078	179,206	381,401	358,412
Permits		9,198	33,468	50,443	40,358
Share-based payments	5	1,070,249	454,343	1,576,810	454,343
Transfer agent fees		27,406	-	102,169	-
Office and administration		174,663	64,043	418,626	106,117
Operating expenses		2,392,715	1,408,874	4,245,888	2,322,717

Other Items:
Change in fair value of warrant liability	10	641,663	(45,294)	530,861	(110,507)
Impairment of intangibles	8	-	-	67,014	-
Abandoned construction		7,221	-	7,221	-
Foreign exchange loss		303,236	14,492	69,896	-
		952,120	(30,802)	674,992	(110,507)

Loss for the period		$(3,268,056)	$(1,378,072)	$(4,822,396)	$(2,212,210)

Other comprehensive gain (loss)
Foreign currency translation adjustment		217,081	(14,008)	98,383	(14,786)

Total comprehensive loss for the period		$(3,050,975)	$(1,392,080)	$(4,724,013)	$(2,226,996)

Basic and diluted loss per common share		$(0.03)	$(0.02)	$(0.05)	$(0.03)

Weighted average number of common shares outstanding		100,515,202	76,103,977	104,051,022	76,103,977

Juva Life Inc.
Condensed Consolidated Interim Statements of Cash Flows
(Unaudited – Prepared by management)
(Expressed in US dollars)

	For the six months ended June 30, 2020	For the six months ended June 30, 2019

OPERATING ACTIVITIES
Loss for the period	$(4,822,396)	$(2,212,210)
Items not involving cash:
Change in fair value of warrant liability	530,861	(228,171)
Depreciation	358,412	358,412
Interest expense on lease liabilities	199,473	219,316
Share-based payments	1,576,810	448,720
Impairment	67,014	-
Changes in non-cash working capital items:
Accounts receivable	(32,500)	-
Inventory	(67,357)	-
Prepaid expenses	(100,895)	63,816
Accounts payable and accrued liabilities	(181,161)	408,187
Cash used in operating activities	(2,471,739)	(941,930)

INVESTING ACTIVITY
Deposits	(750)	7,915
Purchase of property and equipment	(3,793,996)	(227,174)
Cash used in investing activity	(3,794,746)	(219,259)

FINANCING ACTIVITIES
Repayment of lease liability	(461,348)	(373,323)
Share issuance costs	(227,233)	(227,174)
Proceeds from issuance of shares	14,402,899	400,376
Cash provided by (used in) financing activities	13,714,318	(200,121)

Foreign exchange effect on cash	98,383	(14,786)

Increase (decrease) in cash	7,546,216	(1,755,590)
Cash, beginning of the period	1,276,143	2,358,086
Cash, end of the period	$8,822,359	$602,496

Juva Life Inc.
Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity
(Unaudited – Prepared by management)
(Expressed in US dollars)

		Share Capital
	Note	Number	Amount		Share Proceeds Receivable		Share Subscriptions Received in Advance		Reserves		Other Comprehensive Loss		Deficit		Total Shareholders’ Equity
			$		$		$		$		$		$		$
December 31, 2018		76,103,977		4,490,107		-		-		75,509		(25,781)		(3,369,485)		1,170,350
Private placement		1,542,867		400,376		-		-		-		-		-		400,376
Share issuance costs		-		(232,797)		-		-		5,623		-		-		(227,174)
Warrant liability		-		(180,405)		-		-		-		-		-		(180,405)
Option exercise		8,400,000		1,252,832		(804,112)		-		(448,720)		-		-		-
Share-based payments		-		-		-		-		448,720		-		-		448,720
Foreign currency translation adjustment		-		-		-		-		-		(14,786)		-		(14,786)
Loss and comprehensive loss for the period		-		-		-		-		-		-		(2,212,210)		(2,212,210)
June 30, 2019		86,046,844		5,730,113		(804,112)		-		81,132		(40,567)		(5,581,695)		(615,129)

December 31, 2019		89,887,379		6,433,175		(770,677)		3,472,174		2,681,348		(82,894)		(12,350,088)		(616,962)
Private placement	5	36,198,782		18,099,391		-		(3,472,174)		-		-		-		14,627,217
Share issuance costs	5	-		(227,233)		-		-		-		-		-		(227,233)
Share-based payments	5	-		-		-		-		1,576,810		-		-		1,576,810
Foreign currency translation adjustment		-		-		-		-		-		98,383		-		98,383
Loss and comprehensive loss for the period		-		-		-		-		-		-		(4,822,396)		(4,822,396)
June 30, 2020		126,086,161		24,305,333		(770,677)		-		4,258,158		15,489		(17,172,484)		10,635,819

Juva Life Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)

1.	NATURE OF OPERATIONS

Juva Life Inc. (the “Company”) was incorporated under the laws of British Columbia on April 3, 2019.  The principal business of the Company is to acquire, own, and operate various cannabis business in the state of California. The Company’s registered office is 1055 West Georgia Street, 1500 Royal Centre, P.O. Box 11117, Vancouver, BC V6E 4N.

The Company operates in the medical and recreational cannabis sectors in California, USA.  As at June 30, 2020 and December 31, 2019, the Company operates in one reportable segment, being the cannabis operations.  All non-current assets of the Company are located in the USA.  While some states in the United States have authorized the use and sale of marijuana, it remains illegal under federal law and the approach to enforcement of U.S. federal laws against marijuana is subject to change.  Because the Company is engaged in marijuana-related activities in the US, it assumes certain risks due to conflicting state and federal laws.  The federal law relating to marijuana could be enforced at any time and this would put the Company at risk of being prosecuted and having its assets seized.

In March 2020 the World Health Organization declared coronavirus COVID-19 a global pandemic. This contagious disease outbreak, which has continued to spread, and any related adverse public health developments, has adversely affected workforces, economies, and financial markets globally, potentially leading to an economic downturn. It is not possible for the Company to predict the duration or magnitude of the adverse results of the outbreak and its effects on the Company’s business or results of operations at this time.

2.	GOING CONCERN

These condensed consolidated interim financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations as they come due. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but is not limited to, twelve months from the end of the reporting period. The Company incurred a net loss of $4,822,397 during the period ended June 30, 2020.  Management is aware, in making its assessment, of material uncertainties related to events or conditions that may cast significant doubt upon the Company's ability to continue as a going concern.

3.	BASIS OF PRESENTATION

These condensed interim consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34 Interim Financial Reporting. The condensed interim consolidated financial statements do not include all of the disclosures required for a complete set of annual financial statements and should be read in conjunction with the audited annual consolidated financial statements for the year ended December 31, 2019, which have been prepared in accordance with IFRS as issued by the IASB.

These condensed interim consolidated financial statements have been prepared on a historical cost basis. These condensed interim consolidated financial statements are presented in US dollars and all financial amounts, other than per-share amounts, are rounded to the nearest dollar. The functional currency of the Company and all of its US subsidiaries is the US dollar.  The functional currency of the Canadian subsidiary is the Canadian dollar.

The policies applied in these condensed interim consolidated financial statements are based on IFRS issued and effective as of June 30, 2020.

Juva Life Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)

3.1.	Basis of measurement

These condensed interim consolidated financial statements have been prepared using the measurement basis specified by IFRS for each type of asset, liability, revenue and expense.

3.2.	Significant judgments, estimates and assumptions

The preparation of the Company’s condensed interim consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the condensed interim consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continually evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results could differ from these estimates.

Critical adjustments exercised in applying accounting polices that have the most significant effect on the amounts recognized in the consolidated statements are as follows:

Determination of functional currency

The Company determines the functional currency through an analysis of several indicators such as expenses and cash flow, financing activities, retention of operating cash flows, and frequency of transactions within the reporting entity.

Going concern

The preparation of the condensed consolidated financial statements requires management to make judgments regarding the going concern of the Company as previously discussed in Note 2.

Impairment of long-lived assets

The Company performs impairment testing annually for long-lived assets as well as when circumstances indicate that there may be impairment for these assets. Management judgement is involved in determining if there are circumstances indicating that testing for impairment is required, and in identifying cash generating unit (“CGU”) for the purpose of impairment testing.

The Company assesses impairment by comparing the recoverable amount of a long-lived asset, CGU, or CGU group to its carrying value. The recoverable amount is defined as the higher of: (i) value in use; or (ii) fair value less cost to sell. The determination of the recoverable amount involves management judgement and estimation. These estimates and assumptions could affect the Company’s future results if the current estimates of future performance and fair values change.

Estimation Uncertainty

The following are key assumptions concerning the future and other key sources of estimation uncertainty that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next financial year:

Depreciation and amortization

The Company’s equipment and finite-life intangible assets are depreciated and amortized using straight-line method, taking into account the estimated useful lives of the assets and residual values. Changes to these estimates may affect the carrying value of these assets, net earnings, and comprehensive income (loss) in future periods.

Juva Life Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)

Income taxes

Provisions for income taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period. However, it is possible that at some future date an additional liability could result from audits by taxing authorities. Where the final outcome of these tax-related matters is different from the amounts that were originally recorded, such differences will affect the tax provisions in the period in which such determination is made.

Valuation of share-based compensation

The Company uses the Black-Scholes option pricing model for valuation of share-based.  Option pricing models require the input of subjective assumptions including expected price volatility, interest rate, and forfeiture rate.  Changes in input assumptions can materially affect the fair value estimate and the Company’s earnings and equity reserves.

Inventory

The Company reviews the net realizable value of, and demand for, its inventory regularly to provide assurance that recorded inventory is stated at the lower of cost or net realizable value. Factors that could impact estimated demand and selling prices include competitor actions, supplier prices and economic trends.

3.3 Basis of consolidation

In addition to Juva USA, as mentioned previously, these consolidated financial statements incorporate the financial statements of the Company and its wholly controlled subsidiaries, Precision Apothecary Inc. (“Precision”), VG Enterprises LLC (“VG”), Juva RWC Inc., and Juva Stockton Inc., all of which were incorporated in the state of California and 1177988 B.C. Ltd., a company incorporated in British Columbia, Canada.  Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The consolidated financial statements include the accounts of the Company and its direct wholly-owned subsidiaries.  All significant intercompany transactions and balances have been eliminated.

Where the Company’s interest is less than 100%, the interest attributable to outside shareholders is reflected in non-controlling interest. Non-controlling interests in the net assets of consolidated subsidiaries are identified separately from the Company’s equity therein. Non-controlling interests consist of the amount of those interests at the date of the original business combination and the non-controlling interests’ share of changes in equity since the date of the combination.

4.	NEW ACCOUNTING POLICIES

4.1 Revenue recognition

In accordance with IFRS 15, the Company recognizes revenue, excluding interest and dividend income and other such income from financial instruments recognized in accordance with IFRS 9, upon transfer of promised goods or services to customers in amounts that reflect the consideration to which the Company expects to be entitled in exchange for those goods or services based on the following five step approach:

Step 1: Identify the contracts with customers;
Step 2: Identify the performance obligations in the contract;
Step 3: Determine the transaction price;
Step 4: Allocate the transaction price to the performance obligations in the contract; and
Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

The Company typically satisfies its performance obligations upon shipment of the goods, or upon delivery as the services are rendered or upon completion of services depending on whether the performance obligations are satisfied over time or at a point in time.

Juva Life Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)

For performance obligations that the Company satisfies over time, the Company typically uses time-based measures of progress because the Company is providing a series of distinct services that are substantially the same and have the same pattern of transfer.

For performance obligations that the Company satisfies at a point in time, the Company typically uses shipment or delivery of goods and/or services in evaluating when a customer obtains control of promised goods or services.

A significant financing component exists and is accounted for if the timing of payments agreed to by the parties to the contract provides the customer or the Company with a significant benefit of financing the transfer of goods and services to the customer. As a practical expedient, the Company does not adjust the promised amount of consideration for the effects of a significant financing component if the Company expects, at contract inception, that the period between when the Company transfers a promised good or service to a customer and when the customer pays for that good or service will be one year or less.

The incremental costs of obtaining contracts with customers and the costs incurred in fulfilling contracts with customers that are directly associated with the contract are recognized as an asset (hereinafter, “assets arising from contract costs”) if those costs are expected to be recoverable, which are included in other long-term assets in the consolidated statements of financial position. The incremental costs of obtaining contracts are those costs that the Company incurs to obtain a contract with a customer that they would not have incurred if the contract had not been obtained. As a practical expedient, the Company recognizes the incremental costs of obtaining a contract as an expense when incurred if the amortization period of the asset that the entity otherwise would have recognized is one year or less. Assets arising from contract costs are amortized using the straight-line method over their estimated contract periods.

The Company exercises judgments in determining the amount of the costs incurred to obtain or fulfill a contract with a customer, which includes, but is not limited to (a) the likelihood of obtaining the contract, (b) the estimate of the profitability of the contract, and (c) the credit risk of the customer. An impairment loss will be recognized in profit or loss to the extent that the carrying amount of the asset exceeds (a) the remaining amount of consideration that the entity expects to receive in exchange for the goods or services to which the asset relates, less (b) the costs that relate directly to providing those goods or services and that have not been recognized as expenses.

4.2 Inventory

Inventory consists of finished goods and consumables. The Company periodically reviews its consumables for obsolete and potentially impaired items.  The Company values finished goods at the lower of average cost, which is net of vendor rebates, and net realizable value. Net realizable value is the estimated selling price of inventory in the ordinary course of business, less any estimated selling costs. Cost of inventory includes expenditures in acquiring the inventories, production costs and other cost incurred in bringing them to their existing location.  As at June 30, 2020, inventory comprised solely merchandise and cannabis-derived products for resale.

5.	EQUITY

5.1 Authorized Share Capital

Unlimited number of common shares with no par value.

5.2 Shares Issued

Shares issued and outstanding as at June 30, 2020 are 126,086,161 Class A common shares.

During the period ended June 30, 2020, the Company issued 36,198,782 units at a price of $0.50 per unit for gross proceeds of $18,099,391 in connection with its Regulation A offering.  The units are comprised of one common share and one-half common share purchase warrant.  Each warrant is exercisable at $0.75 for a period of 18 months.  As at June 30, 2020, $224,318 was held in trust.

Juva Life Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)

5.3 Stock Options

The Company adopted a Stock Option Plan (the “Plan”) whereby the maximum number of shares reserved for issue under the plan shall not exceed 20% of the issued and outstanding shares.  Under the Plan, the Board of Directors may from time to time authorize the grant of options to directors, employees, and consultants of the Company. Under the terms of the Plan, options will be exercisable for periods up to ten years and must have an exercise price not less than the fair market value of a share on the grant date. The term of the options granted to a 10% shareholder shall not exceed ten years. Vesting provision is determined by the Board of Directors at the grant date.

During the period ended June 30, 2020, the Company granted 350,000 stock options to an employee of the Company. Each option is exercisable at USD $0.50 for a period of 10 years.  The stock options were valued using the Black-Scholes option pricing model.  See Note 5.6.

A summary of the changes in stock options is presented below:

	Number of options	Weighted average exercise price
		CDN $
Balance, December 31, 2018	6,775,000	0.39
Granted	2,675,000	0.35
Cancelled	(1,050,000)	0.04
Exercised	(8,400,000)	0.13
Balance, December 31, 2019	-	-
Granted*	350,000	0.68
Balance, June 30, 2020	350,000	0.68

*Exercise price of these stock options is denominated in US dollars.

5.4	Share purchase warrants

During the period ended June 30, 2020, the Company granted 10,450,000 warrants to consultants of the Company.  The warrants are exercisable at $0.50 and expire in 10 years.  The warrants were valued using the black-scholes option pricing model.  See Note 5.6.

Juva Life Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)

A summary of the changes in warrants is presented below:

	Number of warrants	Weighted average exercise price
		CDN $
Balance, December 31, 2018	13,505,719	0.39
Granted	3,055,826	0.60
Balance, December 31, 2019	16,561,545	0.40
Granted*	28,549,391	0.90
Balance, June 30, 2020	45,110,936	0.73

* Exercise price of these warrants is denominated in US dollars.

The following share purchase warrants were outstanding as at June 30, 2020:

Outstanding	Exercisable		Exercise Price	Expiry Date

5,200,000	-	CDN $	0.05	31-May-22
1,974,442	1,974,442	CDN $	0.60	23-Apr-21
6,331,277	6,331,277	CDN $	0.60	16-May-21
839,719	839,719	CDN $	0.60	17-Oct-20
2,216,107	2,216,107	CDN $	0.60	29-Jan-21
2,987,955	2,987,955	US $	0.75	05-Dec-21
15,111,436	15,111,436	US $	0.75	21-Aug-28
450,000	28,125	US $	0.50	28-Feb-30
10,000,000	625,000	US $	0.50	01-Mar-30

45,110,936	30,114,061

5.5 Restricted Share Unit Award Plan

In 2019, the Company adopted an Equity Incentive Plan (“the Plan”) whereby the aggregate number of common shares issuable pursuant to the Plan combined with all of the Company’s other security based compensation arrangements, including the Company’s Stock Option Plan, shall not exceed 20% of the Company’s outstanding shares.

On July 20, 2019, the Company granted 10,429,881 restricted stock units (“RSUs”) to directors, officers and consultants of the Company. The RSUs have varying vesting terms and expire on July 20, 2029. The RSUs were valued using the fair market value of CDN $0.35 (USD $0.27) at the time of grant. Accordingly, an amount of $108,785 (2019 - $Nil) was recorded in share-based payment expense in the condensed interim consolidated statements of loss and comprehensive loss during the period ended June 30, 2020.

On January 20, 2020, the Company granted 600,000 restricted stock units (“RSUs”) to directors and officers of the Company.  The RSUs have varying vesting terms and expire on July 20, 2029.

The RSUs were valued using the fair market value of CDN $0.66 (USD $0.50) at the time of grant.  Accordingly, an amount of $230,877 was recorded in share-based payment expense in the condensed interim consolidated statements of loss and comprehensive loss during the period ended June 30, 2020.

Juva Life Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)

5.6 Share-based payment expense and reserves

Pursuant to vesting schedules, the share-based payment expense for the stock options that were granted during the period ended June 30, 2020 was $36,135 (2019 - $Nil) and was recorded in the condensed interim consolidated statements of loss and comprehensive loss.

The fair value of the stock options that were granted during the period ended June 30, 2020 was calculated using the Black-Scholes option pricing model with the following weighted average assumptions:

2020
Risk-free interest rate	1.58%
Expected stock price volatility	100%
Expected dividend yield	0.0%
Expected option life in years	10.0

The fair value of stock option granted was $0.45 per option.

Pursuant to vesting schedules, the share-based payment expense for the warrants that were granted during the period ended June 30, 2020 was $1,201,013 and was recorded in the condensed interim consolidated statements of loss and comprehensive loss.

The fair value of the warrants that were granted during the period ended June 30, 2020 was calculated using the Black-Scholes option pricing model with the following weighted average assumptions:

2020
Risk-free interest rate	1.12%
Expected stock price volatility	100%
Expected dividend yield	0.0%
Expected option life in years	10.0

The fair value of warrants granted was $0.45 per warrant.

6.	OTHER RECEIVABLES

During the year ended December 31, 2018, the Company entered into a letter of intent (the “LOI”) to acquire KindRub Collective (“Kind”).  As part of the LOI, the Company paid $150,000 on deposit and loaned Kind $39,090 as part of a separate management agreement.  During the year ended December 31, 2019, the LOI was terminated.  $7,915 was repaid by Kind during the year ended December 31, 2019.  The Company is pursuing collection of the deposit and loaned funds.

Juva Life Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)

7.	PROPERTY AND EQUIPMENT

Cost	Equipment	Leasehold Improvements	Total
Balance, December 31, 2018	$74,436	$253,693	$328,129
Additions	696,141	1,489,160	2,185,301
Balance, December 31, 2019	770,577	1,742,853	2,513,430
Additions	995,951	4,262,469	5,258,420
Balance, June 30, 2020	$1,766,528	$6,005,322	$7,771,850

Accumulated Amortization
Balance, December 31, 2018	$-	$-	$-
Additions	13,279	-	13,279
Balance, December 31, 2019	13,279	-	13,279
Additions	22,989	-	22,989
Balance, June 30, 2020	$36,268	$-	$36,268

Net Book Value
Balance, December 31, 2019	$757,298	$1,742,853	$2,500,151
Balance, June 30, 2020	$1,730,260	$6,005,322	$7,735,582

8.	INTANGIBLE ASSETS

The Company’s intangible asset includes a domain name acquired for $16,527.  During the period June 30, 2020, the Company recognized an impairment of $67,014 pertaining to lease rights.

9.	RELATED PARTY TRANSACTIONS AND BALANCES

Relationships	Nature of the relationship

Key management
Key management are those personnel having the authority and responsibility for planning, directing and controlling the Company and include the President and Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, VP Finance, and VP Cultivation.

During the period ended June 30, 2020, key management compensation included the following:

	Six months ended June 30, 2020		Six months ended June 30, 2019
	$		$
Management compensation		444,722		407,605
Share-based payments		349,230		-
Total		793,952		407,605

Juva Life Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)

During the period ended June 30, 2020, the Company had the following related party transactions:

a)	The Company paid $421,877 (2019 - $337,012) in lease payments to Best Leasing Services, Inc., a company 100% owned by the CEO and a shareholder of the Company; and
b)
The Company entered into a consulting agreement with TME Consulting, LLC (“TME”), a company controlled by a director of the Company.  Pursuant to the terms of the agreement, TME will receive $10,000 per month and receive 450,000 warrants with an exercise price of $0.50 per warrant.

Included in accounts payable and accrued liabilities as at June 30, 2020 is $37,496 (December 31, 2019 - $52,142) owed to officers and directors of the Company.

Included in deposits as at June 30, 2020 is $24,000 (December 31, 2019 - $24,000) with Best Leasing Services, Inc.

10.	WARRANT LIABILITY

In connection with the private placements completed during the periods ended December 31, 2018, the Company issued a total of 13,229,194 warrants exercisable at a price ranging from CDN$0.05 to CDN$0.60 per share. These warrants were assigned a fair value of $747,807 using the Black-Scholes Pricing Model.

In connection with the private placements completed during the year ended December 31, 2019, the Company issued a total of 2,897,416 warrants exercisable at a price of CDN$0.60 per share. These warrants were assigned a fair value of $180,405 using the Black-Scholes Pricing Model.

The fair value allocated to these warrants at June 30, 2020 was $4,481,889 (December 31, 2019 - $3,951,028) and is recorded as a derivative financial liability as these warrants are exercisable in Canadian dollars, differing from the Company’s functional currency. The change in fair value totalling ($530,861) (2019 - gain of $110,507) is recognized in the condensed interim consolidated statements of loss and comprehensive loss for the period ended June 30, 2020.

The fair value of the warrants is calculated using the Black-Scholes Option Pricing Model. Option pricing models require the input of highly speculative assumptions, including the expected future price volatility of a Company’s shares. Changes in these assumptions can materially affect the fair value estimate and, therefore, existing models do not necessarily provide a reliable single measure of the fair value of the Company’s warrants.

The Company used the following weighted average assumptions to estimate the fair value of the warrant liability as at June 30, 2020 and 2019:

	June 30, 2020		June 30, 2019
Risk-free interest rate	0.25%		2.19%
Expected stock price volatility	100%		100%
Dividend payment during life of warrant	Nil		Nil
Expected forfeiture rate	Nil		Nil
Expected dividend yield	0.0%		0.0%
Expected warrant life in years	1.13		0.57
Weighted average exercise price	$ 0.30	(CDN $0.42)	$ 0.29	(CDN $0.38)
Weighted average share price	$ 0.50	(CDN $0.68)	$ 0.26	(CDN $0.35)

Juva Life Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)

11.	MANAGEMENT OF CAPITAL

The Company defines the capital that it manages as components within its shareholders’ equity.

The Company’s objective when managing capital is to maintain corporate and administrative functions necessary to support the Company’s operations and corporate functions; and to seek out and acquire new projects of merit.

The Company manages its capital structure in a manner that provides sufficient funding for operational and capital expenditure activities.  Funds are secured, when necessary, through debt funding or equity capital raised by means of private placements.  There can be no assurances that the Company will be able to obtain debt or equity capital in the case of working capital deficits.

The Company does not pay dividends and has no long-term debt or bank credit facility. The Company is not subject to any externally imposed capital requirements.  There were no changes in the Company’s approach to capital management during the period ended June 30, 2020.

12.	RISK MANAGEMENT

12.1            Financial Risk Management

The Company may be exposed to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives. The main objectives of the Company’s risk management processes are to ensure that risks are properly identified and that the capital base is adequate in relation to those risks. The principal risks to which the Company is exposed are described below.

a)	Capital Risk
The Company manages its capital to ensure that there are adequate capital resources for the Company to maintain operations. The capital structure of the Company consists of items in shareholders’ equity.

b)	Credit Risk
Credit risk is the risk that a counter party will be unable to pay any amounts owed to the Company. Management’s assessment of the Company’s exposure to credit risk is low.

c)	Liquidity Risk
Liquidity risk is the risk that the Company is not able to meet its financial obligations as they fall due. As at June 30, 2020 the Company has working capital of $6,692,627 (excluding the warrant liability) (December 31, 2019 – $47,139), and it does not have any long-term monetary liabilities. The Company may seek additional financing through debt or equity offerings, but there can be no assurance that such financing will be available on terms acceptable to the Company or at all. Any equity offering will result in dilution to the ownership interests of the Company’s shareholders and may result in dilution to the value of such interests. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at June 30, 2020, the Company had cash of $8,822,359 (2019 – $1,276,143) and accounts payable and accrued liabilities of $1,775,275 (2019 - $515,001).

d)	Market Risk
Market risk incorporates a range of risks. Movements in risk factors, such as market price risk and currency risk, affect the fair values of financial assets and liabilities. The Company is not exposed to these risks.

Juva Life Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)

12.2 Fair Values

The carrying values of cash, cash held in trust, receivables, and accounts payable and accrued liabilities approximate their fair values due to their short-term to maturity.

Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 – Quoted prices in markets that are not active, or inputs that are not observable, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

The fair value of warrant liability is based on level 3 inputs of the fair value hierarchy.

13.	RIGHT-OF-USE ASSETS AND LEASE LIABILITIES

	Property Leases
Cost:	$
At December 31, 2018		-
Adjustment on initial adoption of IFRS 16		3,138,853
At December 31, 2019		3,138,853
Additions		-
At June 30, 2020		3,138,853

Depreciation:
At December 31, 2018		-
Additions		716,824
At December 31, 2019		716,824
Charge for the period		358,412
At June 30, 2020		1,075,236

Net Book Value:
At December 31, 2019		2,422,029
At June 30, 2020		2,063,617

	$
Lease liabilities recognized as of January 1, 2019		3,138,853
Lease payments made		(806,893)
Interest expense on lease liabilities		435,103
		2,767,063
Less: current portion		(971,954)
At December 31, 2019		1,795,109

Lease liabilities at December 31, 2019		2,767,063
Lease payments made		(461,348)
Interest expense on lease liabilities		199,473
		2,505,188
Less: current portion		1,037,478
At June 30, 2020		1,467,710

Depreciation of right-of-use assets is calculated using the straight-line method of the remaining lease term.

Juva Life Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)

14.	COMMITMENTS AND CONTINGENCIES

a)	The Company has entered into the following agreements:

The commercial premises from which the Company carries out its operations are leased from multiple groups, all of which are related parties (see note 9). The minimum rent payable under the leases are as follows:

Total

Within one year	$1,037,472
Between two and five years	2,119,415

$3,156,887

b)
The Company is involved in various claims and legal actions in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company.

Item 4. Exhibits
Exhibit No.	Description
EX1A-2.1#	Notice of Articles of Juva Life Inc.

EX1A-2.2#	Articles of Juva Life Inc.

EX1A-4.1#	Form of Subscription Agreement.

EX1A-4.2#	Form of Common Share Purchase Warrant.

EX1A-6.1#	Consulting Agreement dated August 24, 2018 between Juva Life, Inc. and Mathew Lee.

EX1A-6.2#	Standard Sublease between Best Leasing Services, Inc. and Juva Life, Inc. for the San Juan facility.

EX1A-6.3#	Standard Industrial/Commercial Single-Tenant Lease between Ramundy Springfield and Juva Life, Inc. for the Navy Drive facility.

EX1A-6.4#	Standard Sublease between Best Leasing Services, Inc. and Juva Life, Inc. for the Clawiter Road facility.

EX1A-6.5#	Standard Sublease between Best Leasing Services, Inc. and Juva Life, Inc. for the Enterprise Avenue facility.

EX1A-6.6#	Standard Industrial/Commercial Multi-Tenant Lease between William J. Stoesser and Juva Life, Inc. for the Convention Way facility.

EXA1-6.7#	Consulting Agreement dated August 24, 2018 between Juva Life, Inc. and Drivon Consulting.

EX1A-6.8#	Consulting Agreement dated August 1, 2018 between Juva Life, Inc. and Jackson and Main, LLC.

EX1A-6.9#	Broker-Dealer Agreement dated June 25, 2019 between Juva Life Inc. and Dalmore Group, LLC.

EX1A-6.10#	Consulting Agreement dated June 24, 2019 between Juva Life Inc. and DALV Consulting, LLC.

EX1A-6.11#	Juva Life Inc. 2019 Equity Incentive Plan.

EX1A-6.12*	Consulting Agreement dated November 1, 2019 between Juva Life Inc. and Mathew Lee.

EX1A-6.13*	Consulting Agreement dated February 13, 2020 between Juva Life, Inc. and TME Consulting, LLC.

EX1A-6.14*	Employee Offer Letter dated December 17, 2019 between Juva Life and Heidi Minx.

EX1A-6.15*	Consulting Agreement dated March 2, 2020 between Juva Life, Inc. and Model 4771, LLC.

EX1A-7.1#	Agreement and Plan of Merger dated May 15, 2019, by and among Juva Life Inc., Juva Life, Inc., and Juva Holdings (California) Ltd.

EX1A-10.1#	Power of Attorney.

EX1A-11.1#	Consent of Davidson & Company LLP.

EX1A-14.1#	Appointment of Agent for Service of Process
# Filed as an exhibit to the Juva Life Inc. Regulation A Offering Statement on Form 1-A filed with the United States Securities and Exchange Commission (Commission File No. 024-11014), qualified on August 20, 2019, and incorporated herein by reference.

* Filed as an exhibit to the Juva Life Inc. Annual Report on Form 1-K filed with the United States Securities and Exchange Commission (Commission File No. 24R-00259) on April 24, 2020, and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Juva Life Inc.

By:	/s/ Douglas Chloupek
Name: Douglas Chloupek
Title: Chief Executive Officer

Date:	September 23, 2020

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Douglas Chloupek	Chief Executive Officer (Principal Executive Officer)	September 23, 2020
Douglas Chloupek

/s/ Mathew Lee	Chief Financial Officer, Secretary, Treasurer (Principal Financial Officer and Principal Accounting Officer)	September 23, 2020
Mathew Lee